Exhibit 99.6

News Release

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TOTAL

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Isabelle DESMET

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Marie-Isabelle FILLIETTE

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Victoria CHANIAL

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Damien STEFFAN

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Laetitia MACCIONI

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Evgeniya MAZALOVA

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TOTAL S.A.

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Azerbaijan: Total sells its 10% interest in Shah Deniz to TPAO

Paris, May 30th, 2014 — Total today signed an agreement to sell its 10% interest in the Shah Deniz field and the South Caucasus Pipeline to TPAO, the Turkish state-owned E&P company. The transaction is valued at $1.5 billion and is subject to customary approvals.

“The sale of our interest in Shah Deniz is in line with Total’s active portfolio management and the focus of its investment capability on more strategic assets,” said Michael Borrell, Senior Vice-President Continental Europe and Central Asia at Total’s Exploration and Production. “This sale is another step forward in achieving our asset sale program. Following this operation, the Group will have sold nearly $16 billion worth of asset since 2012, in line with its $15-20 billion asset sale target.”

In Azerbaidjan, Total remains operator of the Absheron offshore field with a 40% share. A significant gas and condensate discovery was made in 2011 on Absheron and Total is now conducting studies to prepare the field development plan.

Shah Deniz

The offshore Shah Deniz field is located approximately 100 km southeast of Baku in the Caspian Sea and covers approximately 860 square kilometres, with water depths ranging from 50 to 550 m.

The first phase of the field started up in 2006 and is currently producing 200,000 barrels of oil equivalent per day. A second development phase was sanctioned at the end of 2013.

The Shah Deniz field is operated by BP (28.83%) with partners SOCAR (16.67%), Statoil (15.5%), Total (10%), Lukoil (10%), Nico (10%) and TPAO (9%).

Total Exploration & Production in Azerbaijan

Total has been present in Azerbaijan since 1995 and entered the Shah Deniz PSA in 1996. It is the operator of the Absheron offshore field in the Caspian Sea with a 40% interest.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com